Exhibit 21.1

SUBSIDIARIES OF NORTHERN TIER ENERGY LP

The subsidiaries of Northern Tier Energy LP are listed below.

Name	State of Organization	Percent Owned
Northern Tier Energy Holdings LLC	Delaware	100%
Northern Tier Energy LLC	Delaware	100%
Northern Tier Finance Corporation	Delaware	100%
St. Paul Park Refining Co. LLC	Delaware	100%
Northern Tier Retail Holdings LLC	Delaware	100%
Northern Tier Bakery LLC (wholly-owned by Northern Tier Retail Holdings LLC)	Delaware	100%
Northern Tier Retail LLC (wholly-owned by Northern Tier Retail Holdings LLC)	Delaware	100%
Northern Tier Oil Transport LLC	Delaware	100%
SuperAmerica Franchising LLC (wholly-owned by Northern Tier Retail LLC)	Delaware	100%
MPL Investments Inc. (17% of common interests owned by St. Paul Park Refining Co. LLC)	Delaware	17%
Minnesota Pipe Line Company LLC (17% of common interests owned by St. Paul Park Refining Co. LLC)	Delaware	17%